Exhibit 99.2
Contract Number
Mr. Michael S. Berman
President
The Duberstein Group
2100 Pennsylvania Avenue, NW
Suite 500
Washington, DC 20037
RE: Consulting services related to the industry and trade issues, and associated matters of importance to Fannie Mae
Dear Mr. Berman:
This letter confirms the agreement (the “Agreement”), effective as of January 1, 2007 (the “Effective Date”) between The Duberstein Group (“you” or “Contractor”) and Fannie Mae concerning services you have agreed to provide to Fannie Mae according to the terms and conditions set forth below.
1. Services and Deliverables
(a) Contractor shall provide services (the “Services”), including the furnishing of Deliverables (as defined in Section 8 below), if applicable, as outlined in the statement of work (“Statement of Work”) and/or purchase order (“Purchase Order”), which is/are attached as Exhibit 1 and made a part of this Agreement, as well as any subsequent Statements of Work agreed upon by the parties or any subsequent Purchase Order issued by Fannie Mae. References in this Agreement to a “Statement of Work” shall include any document signed by both parties that describes work to be performed under this Agreement. References herein to an “Order Form” shall mean either a Purchase Order or a Statement of Work, whichever is applicable, all of which are incorporated into this Agreement by reference. Except as otherwise noted in this Agreement, if there are any contradictions or inconsistencies between this Agreement and the Order Form(s), the provisions of this Agreement shall control, except as to provisions specifically identified in a particular Order Form as modifying or amending specified provisions of this Agreement. Any such modifications or amendments in an Order Form will control for purposes of that Order Form only.
(b) The Services shall be performed and completed to Fannie Mae’s reasonable satisfaction. If Fannie Mae notifies Contractor of deficiencies in the Services, Contractor shall exercise its best efforts to correct such deficiencies to Fannie Mae’s reasonable satisfaction within ten (10) business days of receiving notice of such deficiencies. Fannie Mae shall not be required to pay for Services until all deficiencies in the Services have been remedied to Fannie Mae’s reasonable satisfaction.
(c) If Contractor reasonably believes that a request by Fannie Mae for a change in the Services would cause an increase in the fees payable under the applicable Order Form or a change in the schedule for performance, Contractor shall immediately notify Fannie Mae and shall obtain Fannie Mae’s written consent with respect to any such increase in fees or change in schedule.
(d) A Deliverable will be deemed accepted by Fannie Mae if Fannie Mae accepts the Deliverable in writing or does not reject the Deliverable within thirty (30) days following receipt of the Deliverable from Contractor, clearly and conspicuously marked “NOTICE OF DELIVERY.” If, within twelve (12) months following Fannie Mae’s acceptance of a Deliverable, Fannie Mae discovers and notifies Contractor of errors in the Deliverables, Contractor shall promptly correct such errors to Fannie Mae’s reasonable satisfaction at no additional charge. If, after ten (10) calendar days following receipt of notice of errors, Contractor has not cured all errors, Fannie Mae, at its sole election, shall be entitled to: (i) immediately receive a full refund of all amounts paid with respect to the defective Deliverable(s), upon return of such Deliverable(s) to Contractor; or (ii) keep the defective Deliverables and deduct from amounts payable to Contractor the amounts that would be required to cure the defects using third party services.
2. Point of Contact and Notices
(a) The point of contact for each party regarding contract or business issues related to this Agreement shall be the “Business Point of Contact” listed on the attached Order Form. The point of contact for each party regarding billing issues related to this Agreement shall be the “Billing Point of Contact” listed on the attached Order Form. The point of contact for each party regarding Ethics and Disclosure, as described in Section 5 below, shall be the “Business Point of Contact” listed on the attached Order Form. Either party may change its points of contact by written notice to the other party signed by a Vice President of the party giving notice.
(b) Any notice(s) furnished in connection with this Agreement shall be in writing, shall be sent to the other party’s Business Point of Contact listed on the applicable Order Form, or such other Points of Contact designated as described in Section 2(a) above, and shall be deemed to have been received: (i) upon the date of delivery, when delivered in person or by commercial courier or overnight delivery service for which proof of delivery is furnished; (ii) when sent by confirmed facsimile; or (iii) five (5) days after having been sent, postage prepaid, via certified mail, return receipt requested.
3. Period of Performance
Contractor agrees to provide the Services according to the schedule described in the applicable Order Form. Unless otherwise specified in an Order Form, time is of the essence for completion of Contractor’s obligations under this Agreement.
4. Compensation and Invoicing
(a) Fannie Mae agrees to compensate Contractor for Services rendered in the amount and according to the schedule described in the applicable Order Form.
(b) Except as provided below or in an Order Form, all of Contractor’s expenses incurred in performing the Services under each Order Form are included in the hourly rates or fixed fees described in the Order Form. If an Order Form specifies that expenses are to be separately reimbursed, Fannie Mae will reimburse Contractor for actual, reasonable and documented out-of-pocket expenses that were necessary for the performance of Services under this Agreement, subject to the Contractor Travel Expense Reimbursement Guidelines in effect at the time the expenses were incurred. The current version of such Guidelines is attached as Exhibit 3. Travel, lodging and meal expenses of Contractor personnel engaged in performing Services under this Agreement will be reimbursed only if such expenses are incurred in response to a special request by Fannie Mae that such personnel travel to a particular location outside the Washington, D.C. metropolitan area or such other location(s) specified in the Order Form at which Services are to be provided. If such request by Fannie Mae is due to a problem with the Services attributable to Contractor, there will be no such reimbursement.

(c) Invoices as to any amounts due under this Agreement shall be provided on a monthly basis (unless otherwise specified in an Order Form) to the Fannie Mae Billing Point of Contact listed on the Order Form, with an electronic and/or paper copy of the invoice to the Fannie Mae Business Point of Contact, as directed by such point of contact. Each invoice shall identify the Contract Number of this Agreement and shall provide a detailed description of the Services and expenses for which charges are due. Invoices shall be payable by Fannie Mae thirty (30) days after receipt of Contractor’s invoice and required supporting documentation. Fannie Mae shall not be obligated to pay disputed amounts, unless and until such dispute is resolved in Contractor’s favor. At Fannie Mae’s option, payments of invoices shall be made by check or by electronic funds transfer (such as an ACH credit) to Contractor’s bank account. In the event of an overpayment, Contractor (i) agrees to immediately issue a refund to Fannie Mae by means acceptable to both parties, and (ii) if the overpayment was made by electronic funds transfer, authorizes Fannie Mae to initiate an electronic debit transfer from the Contractor’s account to correct the overpayment. If payments are made electronically, Contractor agrees that Contractor shall receive remittance notices by electronic mail, only, and will not receive a written remittance notice in the U.S. mail or otherwise.
5. Ethics and Disclosure
(a) Fannie Mae adheres to the highest standards of ethical conduct and disclosure in its interaction with government. Fannie Mae requires Contractor to comply with all applicable lobby, gift, conflict of interest, ethics, and campaign contribution statutes, laws, and regulations and to avoid any appearance of impropriety. Contractor understands that failure to comply with such laws, and with the specific provisions of this section, may result in immediate termination of this Agreement, delayed payment by Fannie Mae or other sanctions.
(b) Contractor agrees to comply with the following specific requirements in regard to direct or indirect lobbying of any government entity.
(1)	The Statement of Work must indicate if Contractor expects to lobby, register as a lobbyist, or engage in lobby activity on behalf of Fannie Mae. If Contractor expects to change its status in this regard, Contractor must provide an amended Statement of Work or Order Form to the Fannie Mae Business Point of Contact reflecting that change in status prior to engaging in lobbying on behalf of Fannie Mae.

(2)	Contractor shall respond in a timely manner to requests for information from Fannie Mae’s, Business Point of Contact as identified in accordance with Section 2, for the purpose of ensuring Fannie Mae’s compliance with applicable federal, state and local law, as well as conflict of interest laws, gift laws, tax laws, and laws pertaining to political contributions. Fannie Mae will similarly respond to any such requests from Contractor.

(3)	In regard to federal lobbying activity, Contractor shall provide to Fannie Mae’s Business Point of Contact an accounting of any and all fees and services to be disclosed by Fannie Mae under the Federal Lobby Disclosure Act on each monthly invoice, or in another mutually agreed upon manner in writing.

(4)	In regard to any state or local lobbying, Contractor shall obtain prior written approval from Fannie Mae’s Business Point of Contact prior to engaging in state or local lobbying on behalf of Fannie Mae, and further provide any information requested by Fannie Mae in questionnaires provided for the purpose of full and adequate disclosure of lobby activity.

(5)	Contractor shall, provide copies of any public filing disclosing the lobbying activities of Contractor on behalf of Fannie Mae. Any such document requiring an authorized signature by a representative of Fannie Mae shall be provided to Fannie Mae’s Business Point Contact for signature.

(6)	Contractor shall not engage in grassroots lobbying, or any contact with the general public with the intent of directly or indirectly influencing a government decision, person or entity without advance written approval from Fannie Mae’s Business Point of Contact. It is generally the policy of Fannie Mae not to engage in grassroots lobbying, either directly or indirectly through its Contractors and their employees.

(7)	Fannie Mae recognizes that standards for lobbying vary greatly and may be subject to interpretation and circumstance. Contractor shall consult with Fannie Mae’s Business Point of Contact on these matters, with the understanding that Contractor does not advise Fannie Mae in regard to ethics compliance, and that Fannie Mae has final authority to determine any issue of lobby compliance or disclosure in regard to this Agreement.
(c) Fannie Mae recognizes that Contractor may engage in independent political, charitable, and entertainment activity. However, Contractor may not engage in such activity on behalf of Fannie Mae without explicit prior written approval from Fannie Mae’s Business Point of Contact. It is generally the policy of Fannie Mae not to authorize contractors to make gifts of entertainment or other items of value to any public official or employee on behalf of Fannie Mae.
(1)	Contractor shall not discuss campaign finance activities, or any gift or gratuity, or make any charitable contribution, while discussing any governmental decision with a public official or employee.

(2)	Fannie Mae will not reimburse Contractor for any federal, state, or local campaign or charitable contribution, including charitable donations made at the behest of a public official, even when Fannie Mae may legally do so.

(3)	Any request for campaign or charitable activity on behalf of Fannie Mae should be immediately referred to Fannie Mae’s Business Point of Contact.

(4)	Fannie Mae recognizes that gifts of meals, travel, informational items and other gratuities may be both legal and appropriate. Any such payment shall be pre-approved by Fannie Mae’s Business Point of Contact.
(d) Contractor shall comply with all applicable conflict of interest laws, including “revolving door” prohibitions and limitations, in regard to current or former government employment by any employee of Contractor. If Contractor employs current or former government officials or employees, whether elected or appointed, or the immediate family members of such officials or employees, Fannie Mae requires that Contractor inform Fannie Mae’s Business Point of Contact if those individuals will work on matters covered by this Agreement.
(e) Contractor agrees to respond in full to a background survey provided in Exhibit 6 and provide Fannie Mae with updates within 30 days if conditions or circumstances arise during the term of this letter agreement and any extension which change any of the answers provided on the survey.
(f) Contractor shall comply with Fannie Mae Contractors’ Code of Business Conduct as detailed in Exhibit 2.

(g) Contractor understands that Fannie Mae may require Contractor to attend training concerning matters of public sector ethics, and other issues of common interest to Fannie Mae.
6. Representations and Warranties
Contractor hereby represents, warrants, covenants, and agrees that:
(a) Contractor’s performance of the Services will not violate any applicable law, rule, or regulation; Contractor will have obtained all permits required to comply with such laws and regulations; and Contractor, its subcontractors and their respective personnel are duly licensed and authorized to perform the Services in the jurisdiction(s) where the Services are to be rendered.
(b) Contractor is duly organized and authorized to enter into this Agreement and perform all obligations set forth in this Agreement and Contractor’s performance under this Agreement will not violate any contractual obligations Contractor may have to a third party;
(c) Neither the delivery to, nor use by, Fannie Mae of the Deliverables or Services as contemplated by this Agreement will violate or in any way infringe upon the rights of other parties, including proprietary and non-disclosure rights or trademark, trade secret, copyright, patent or other intellectual property rights, and there are no existing, pending, or, to Contractor’s best knowledge, threatened claims relating to the infringement of any such rights in connection with the Deliverables or Services; provided, however, that this representation and warranty shall not apply to portions of Deliverables furnished by Fannie Mae (without additions or modifications by Contractor);
(d) All Deliverables will be free from defects in design, workmanship and materials, and all Deliverables and Services will substantially conform with and perform according to any and all descriptions, specifications or other documentation provided by Contractor and/or relied upon by Fannie Mae, or which are otherwise incorporated into this Agreement or any Order Form;
(e) The Services shall be completed in a professional, workmanlike manner, with a degree of skill and care that conform with industry standards; and
(f) Neither Contractor, nor any of its subcontractors, agents or employees is subject to any non-competition, non-solicitation, non-disclosure or other similar agreements with any party that would be breached upon the execution or performance of any of the terms of this Agreement.
7. Use of Name
Contractor shall not publish, or cause to have published, or make public use of Fannie Mae’s name, logos, trademarks or any information about its relationship with Fannie Mae without the prior written permission of Fannie Mae, which permission may be withdrawn at any time in Fannie Mae’s sole discretion.
8. Ownership of Deliverables
(a) For purposes of this Agreement, “Deliverables” shall include (i) all work products created in connection with this Agreement by Contractor alone or with others (the “Work Products”) and (ii) all other products, items or materials developed independently of this Agreement by Contractor and/or third parties, without reference to Fannie Mae’s Confidential Information, equipment, supplies or facilities, and provided to Fannie Mae in connection with performance by Contractor under this Agreement (the “Pre-Existing Works”).
(b) All Work Products shall belong solely and exclusively to Fannie Mae, which will possess all ownership rights in and to such Work Products and all related Intellectual Property Rights. For the purposes of this Agreement, “Work Products” shall include, without limitation, all designs, drawings, discoveries, creations, reports, notes, tools, methods, technologies, data, data formats, data compilations, methodologies, documentation, inventions, products, computer programs, systems, program names, procedures, improvements, developments, drawings, notes, documents, business processes, information and materials made, conceived or developed by Contractor, alone or with others, which result from or relate to the Services performed under this Agreement. “Intellectual Property Rights” shall mean, on a worldwide basis, all copyrights, patents, trademarks, service marks, trade secrets and other proprietary and intellectual property rights of whatever nature.
(c) All Work Products shall be works made for hire under the U.S. copyright laws and all Intellectual Property Rights in and to each Work Product shall vest in Fannie Mae on the date such Work Product is created. If, under applicable law, all Intellectual Property Rights do not vest in Fannie Mae, Contractor (on its own behalf and on behalf of its current and future employees, agents and subcontractors) hereby irrevocably transfers, conveys and assigns in perpetuity to Fannie Mae (including its successors and assigns) any and all present and future Intellectual Property Rights that such persons may have in or to any Work Products, and irrevocably waives all moral rights in, and all other Intellectual Property Rights to, all Work Products. Neither Contractor, its employees, agents nor subcontractors shall have the right to copy or use the Work Products in any manner except as reasonably necessary to provide Services under this Agreement.
(d) Fannie Mae (including its successors and assigns) shall have the right to obtain and to hold in its own name patents, copyrights, registrations, or such other Intellectual Property Rights and protection for the Work Products as Fannie Mae may deem appropriate. Contractor agrees to: (i) assist Fannie Mae in every reasonable way requested by Fannie Mae, at Fannie Mae’s expense, to obtain, apply for, register, secure, maintain, enforce and defend all Intellectual Property Rights and statutory rights for the Work Products that Fannie Mae deems appropriate; and (ii) otherwise treat all Work Products as Confidential Information, as described below. Contractor irrevocably agrees not to directly or indirectly contest the ownership rights of Fannie Mae (or its successors or assigns) regarding the Work Products or related Intellectual Property Rights.
(e) Pre-Existing Work shall not be considered Work Products subject to ownership by Fannie Mae under this Section 8. Unless specified otherwise in a separate agreement governing the Pre-Existing Works, Fannie Mae shall have a non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up, transferable, worldwide license: (i) for internal purposes, to use, copy, display, operate, maintain, support, modify, enhance, and prepare derivative works of the Pre-Existing Works (whether or not incorporated into the Work Products); and (ii) for internal or external purposes, to use, copy, display, operate, maintain, support, modify, enhance, prepare derivative works of, sublicense, and distribute Pre-Existing Works that are incorporated into the Work Products furnished by Contractor to Fannie Mae under this Agreement. If the Pre-Existing Works include works owned by third parties, Contractor shall take all steps necessary to procure for Fannie Mae from such third parties the rights described in this paragraph.
(f) Without Fannie Mae’s prior written approval, no Work Products will incorporate, link to or call upon any works (including, without limitation, Pre-Existing Works) subject to copyleft licenses, open source licenses or any other agreements that may give rise to any third party’s right to use any of the Work Products or to limit Fannie Mae’s right to use the Work Products in any respect.
(g) Contractor agrees to include and enforce appropriate provisions in all agreements with employees, agents and subcontractors to ensure the exclusivity of Fannie Mae’s ownership of Work Products as described in this Section and the protection of Confidential Information, as described in the Section below entitled “Confidential Information.”

9. Confidential Information
(a) If a party (the “Receiving Party”) obtains access to Confidential Information (as defined below) of the other party (the “Disclosing Party”) in connection with the negotiation of or performance under this Agreement, the Receiving Party agrees: (i) not to directly or indirectly disclose the Confidential Information to any third party without the Disclosing Party’s prior written consent; and (ii) to use the Confidential Information only as reasonably necessary to perform its obligations under this Agreement.
(b) “Confidential Information” shall mean (i) all tangible or intangible information about or belonging to the Disclosing Party or a third party, that is disclosed or otherwise becomes known to the Receiving Party in connection with this Agreement and that is not a matter of public knowledge; (ii) all trade secrets, customer information and intellectual property owned or licensed by the Disclosing Party; (iii) the Work Products, which are the Confidential Information of Fannie Mae; (iv) all personal information about individuals contained in the Disclosing Party’s records (including, without limitation, names, addresses, social security numbers, and credit card and other financial information); and (v) information concerning the existence and terms of this Agreement (as well as all information regarding the negotiation of this Agreement), which shall be construed as the Confidential Information of both parties. The Receiving Party shall use at least the same degree of care to protect the Confidential Information of the Disclosing Party from unauthorized disclosure or access that the Receiving Party uses to protect its own Confidential Information, but not less than reasonable care. The Receiving Party shall promptly notify the Disclosing Party of any loss, unauthorized use of, or access to Confidential Information of the Disclosing Party of which the Receiving Party becomes aware.
(c) Information of the Disclosing Party shall not be considered Confidential Information if it: (i) was previously rightfully known by the Receiving Party free of any obligation to keep it confidential; (ii) is or becomes publicly known through no wrongful act of the Receiving Party; (iii) is independently developed by the Receiving Party without reference to the Confidential Information of the Disclosing Party; or (iv) is subject to disclosure pursuant to a subpoena, judicial or governmental requirement, or order, provided that the Receiving Party has given the Disclosing Party sufficient prior notice of such subpoena, requirement, or order, to permit the Disclosing Party a reasonable opportunity to object to the subpoena, requirement, or order and to allow the Disclosing Party the opportunity to seek a protective order or other appropriate remedy.
10. Protection of Records
To the extent that Contractor has access to Fannie Mae’s records, Contractor agrees to maintain, and to ensure that all of its subcontractors and agents maintain, appropriate measures to protect the security, confidentiality and integrity of such records, including measures to protect against the unauthorized use, access, destruction, loss or alteration of such records. Fannie Mae retains the right to review audits, test results or other equivalent evaluations related to these measures.
11. Independent Contractor
Contractor and all parties acting on its behalf will at all times be and act as independent contractors of Fannie Mae and, as such, no law, contract or other arrangement that has the effect of conferring benefits upon officers or employees of Fannie Mae will be applicable in connection with the Services rendered under this Agreement.
12. Subcontracts/Assignments
(a) Contractor may not subcontract any of its obligations under this Agreement without Fannie Mae’s prior written consent, which may be withheld for any reason. References in this Agreement to “subcontractors” shall mean not only parties that contract directly with Contractor, but also parties that contract with subcontractors. Fannie Mae reserves the right to revoke its prior approval of a subcontractor and direct Contractor to replace such subcontractor if the subcontractor’s performance is deficient in any material respect. Contractor shall remain responsible for Services or Deliverables provided by subcontractors to the same extent as if such Services or Deliverables were provided by Contractor’s employees and, for purposes of this Agreement, such work shall be deemed work performed by Contractor. Contractor shall be responsible and liable for any and all costs associated with enforcing Fannie Mae’s rights under this Agreement against Contractor’s agents and subcontractors. If Fannie Mae approves the use of subcontractors, Contractor shall: (i) establish procedures to ensure compliance by both parties with the terms of its subcontracts, including, without limitation, the timely payment of amounts due to subcontractors; and (ii) comply with Fannie Mae’s policies concerning subcontracts with minority-and women-owned business enterprises, as described on Exhibit 4, which may be revised from time to time, and shall, upon request, submit reports to Fannie Mae, in the form requested by Fannie Mae, regarding such compliance.
(b) Contractor’s agreements with agents and subcontractors approved to provide Services shall provide Fannie Mae at least as much protection with respect to each such agent and subcontractor that the following Sections of this Agreement provide Fannie Mae with respect to Contractor: Section 6 (Representations and Warranties), Section 7 (Use of Name), Section 8 (Ownership of Deliverables), Section 9 (Confidential Information), Section 10 (Protection of Records), Section 12 (Subcontracts/Assignments), Section 15 (Audit Rights), Section 16 (Non-Solicitation of Fannie Mae Employees), Section 17 (Non-Competition), Section 18 (Fannie Mae Operations and Procedures), Section 19 (Limitation of Liability), Section 20 (Indemnification), Section 21 (Liability Insurance), Section 22 (Injunctive Relief) and, if applicable, the Section of the Statement of Work regarding Fannie Mae’s option to hire.
(c) Upon request, Contractor shall provide to Fannie Mae copies of proposed and executed agreements with agents and subcontractors.
(d) Neither party may assign this Agreement (by operation of law or otherwise) without the prior written consent of the other party, and any attempted assignment without such consent shall be void.
13. Taxation
Fannie Mae hereby represents that, under Section 309(c)(2) of the Federal National Mortgage Association Charter Act, 12 U.S.C. §1723a(c)(2), Fannie Mae is exempt from all state and local taxes, except certain taxes on real property owned by Fannie Mae. Fannie Mae will not be responsible for any such taxes paid on its behalf and Contractor will not bill or charge Fannie Mae for any such taxes.
14. Termination
(a) This Agreement will become effective on the Effective Date and will terminate upon the completion of the Services under all Order Forms to Fannie Mae’s reasonable satisfaction, unless terminated earlier as described below.
(b) Notwithstanding any other provision of this Agreement, Fannie Mae has the right to terminate this Agreement or any Order Form: (i) immediately, by written notice, upon material breach by Contractor of the Agreement, if such breach cannot be remedied; (ii) at any time, by written notice, if Fannie Mae, determines, in its absolute and sole discretion, that the Services are being performed in a manner that is unsatisfactory to Fannie Mae, provided Fannie Mae has given Contractor notice and ten (10) calendar days to correct such unsatisfactory performance; (iii) automatically, if Contractor ceases to do business or is declared insolvent or bankrupt; (iv) at any time, for convenience, upon at least ninety (90) calendar days’ prior written notice to Contractor; or (v) immediately, by written notice, if Contractor breaches its obligations under Section 9 (Confidential Information) or Section 10 (Protection of Records).
(c) Contractor shall have the right to terminate this Agreement or an Order Form for cause upon written notice to Fannie Mae if Fannie Mae fails to pay Contractor according to the terms of this Agreement or otherwise materially defaults in fulfilling its obligations under this Agreement and does not cure such default within ninety (90) calendar days following receipt of written notice of default.
(d) The termination of any particular Order Form shall not affect the parties’ respective duties and obligations under any other Order Forms then in effect. Unless otherwise specified in a termination notice, the termination of this Agreement shall terminate all Order Forms in effect on the date of such termination. If a termination notice provides that specified Order Forms are not terminated or affected by the termination of the Agreement, then such Order Forms shall be performed until completed as provided in such Order Forms or until the Order Forms are terminated in accordance with this Section, in each case subject to the terms of this Agreement, which will remain in effect for such Order Forms until completion or termination.
(e) If this Agreement or an Order Form is terminated prior to completion of the Services, Fannie Mae will pay Contractor only for those authorized Services rendered to Fannie Mae’s reasonable satisfaction prior to termination. Within five (5) days of termination of this Agreement or an Order Form, Contractor shall deliver to Fannie Mae, to the extent relevant to Order Forms affected by such termination, all: (i) work in progress; (ii) Fannie Mae property; and (iii) materials containing or embodying Fannie Mae Confidential Information or Work Products. Contractor shall not make or retain any partial or entire copies of any of the foregoing and will destroy all computer files containing such data or information. The parties will continue to be bound by those sections of this Agreement that survive termination.
15. Audit Rights
Contractor will provide Fannie Mae, its designated independent audit firm, and its government regulators access, upon reasonable prior notice, to any facility at which either Contractor or any of its subcontractors is providing the Services and to data, records, equipment, software, and personnel for the purpose of performing audits and inspections relating to the performance of the Services under this Agreement.
16. Non-Solicitation of Fannie Mae Employees
During the term of this Agreement, Contractor will not, without the prior written consent of Fannie Mae, solicit any employee of Fannie Mae who is directly engaged in the receipt of Services under this Agreement, during the period in which such employee is so engaged, to seek employment with Contractor. This restriction shall not apply to employees responding, on their own initiative, to internal job postings of Contractor or to advertisements made in job fairs or in media circulated to the general public at large.
17. Non-Competition
Considering the highly confidential and proprietary nature of Fannie Mae’s information as to which Contractor is likely to have access hereunder and the highly competitive marketplace in which Fannie Mae participates, Contractor agrees that, during the term of this Agreement and for a period of one (1) year after completion of performance under this Agreement, it shall not, directly or indirectly, provide to the Federal Home Loan Mortgage Corporation (“Freddie Mac”), Government National Mortgage Association (“Ginnie Mae”), any of the Federal Home Loan Banks, or other competitors of Fannie Mae listed on the applicable Order Form, any services or deliverables that are similar to the Services and Deliverables provided under this Agreement. The foregoing obligation is in addition to, and not in substitution for, Contractor’s obligations under this Agreement to maintain Fannie Mae Confidential Information in confidence. Before assigning any individual to perform Services hereunder, Contractor will require such individual to execute the Certification Form attached as Exhibit 5, under which such individual agrees to be bound by the foregoing non-compete obligations and certain other obligations under this Agreement. Contractor shall promptly provide a copy of such Certification Form to Fannie Mae and shall maintain a copy in Contractor’s records.

18. Fannie Mae Operations and Procedures
Contractor shall schedule all work under this Agreement to avoid interruption of normal Fannie Mae operations. Contractor shall ensure that its employees, subcontractors and agents that perform Services under this Agreement will abide by all reasonable directives issued by Fannie Mae, all on-site rules of behavior, work schedules, security procedures and other standards and procedures for contractors as established or revised by Fannie Mae from time to time. The current version of the Fannie Mae security procedures and on-site rules of behavior for contractors is attached as Exhibit 2 and is incorporated into this Agreement by reference.
19. Limitation of Liability
Except with respect to indemnification obligations under Section 19, or breach of any obligations under Sections 8, 9 or 10, neither party, nor any of its affiliates, partners, officers, directors, employees, contractors, agents or representatives, shall be liable for any incidental, indirect, punitive, exemplary, or other special or consequential damages arising under or in connection with this Agreement, the Services or the Deliverables, whether based upon contract, tort, breach of warranty or any other legal or equitable grounds, even if such party has been advised of the possibility of such damages.
20. Indemnification
Contractor agrees to indemnify, hold harmless, and defend Fannie Mae, its affiliates, and their respective partners, officers, directors, employees, contractors, agents and representatives (each of whom is referred to as an “Indemnified Party”) against all liability, costs, actions, suits, judgments, damages, and expenses (including reasonable attorneys’ fees and court costs) arising out of or resulting from any third party claim in connection with:
(a) allegations that the Deliverables or Services infringe or violate any Intellectual Property Rights or other proprietary, confidentiality or non-disclosure rights of a third party;
(b) Contractor’s negligence, willful misconduct, breach of any representation or warranty under this Agreement, or failure to perform its obligations under this Agreement; or
(c) any injuries to persons (including death) or damages to property caused by the negligent or willful acts or omissions of Contractor or its employees, agents or subcontractors (except to the extent that such injuries or damages are caused by the gross negligence or willful misconduct of Fannie Mae or any of its employees).
Contractor shall not settle any such suit or claim without Fannie Mae’s prior written consent if such settlement would be adverse to Fannie Mae’s interest. Contractor agrees to pay or reimburse all costs that may be incurred by Fannie Mae in enforcing this indemnity, including attorneys’ fees. Fannie Mae may, at its option, conduct the defense in any third party action arising as described above and Contractor agrees fully to cooperate with such defense.
21. Liability Insurance
During the term of this Agreement (and, to the extent that any insurance is carried on a claims made basis, for such period thereafter that claims may be legally made with respect to occurrences during the term) and in any event prior to commencement of work under this Agreement, Contractor shall have and maintain in force, at Contractor’s expense, at least the following insurance coverage and provide to Fannie Mae Certificates of Insurance from companies acceptable to Fannie Mae evidencing:

(a) Workers’ Compensation — (Coverage A) insurance (and similar coverage outside of the United States) as required by statute in the state or jurisdiction in which employees are located and Employer’s Liability (Coverage B) insurance, with limits of not less than $1,000,000 — each accident, $1,000,000 each employee — disease, and $1,000,000 — policy limit.
(b) Commercial General Liability — covering liability arising from personal injury, including bodily injury, and property damage with limits of not less than $2,000,000 per occurrence; $2,000,000 Personal Injury/Advertising Injury; $4,000,000 General Aggregate; $4,000,000 Products/Completed Operations Aggregate; and $10,000,000 Umbrella Coverage. The insurance will include coverage for the following hazards, if applicable to the Services, and the certificates will so indicate: (i) independent contractors — covering Contractor for any work performed by subcontractors or other independent contractors; (ii) contractual — covering any indemnity obligations specified in this Agreement; (iii) products — covering any products provided under this Agreement; and (iv) completed operations — covering any work performed or Services rendered under this Agreement. Completed operations coverage, where applicable, will be maintained for not less than one year after the completion of Services under this Agreement.
(c) Business Automobile Liability — covering all owned, non-owned and hired vehicles with a combined single limit for bodily injury and property damage of not less than $2,000,000 per accident (or equivalent coverage through Contractor’s umbrella policy). Such coverage shall be required only if Contractor uses automobiles in connection with the provision of Services to Fannie Mae and/or is operating vehicles on Fannie Mae’s premises.
(d) Fidelity Bond — covering loss due to dishonest acts of Contractor, Contractor’s employees, agents or subcontractors, with limits of not less than $5 million. Fannie Mae will be named as a loss payee with respect to its interests.
(e) Other Coverage — Fannie Mae shall have the right to require other types of insurance coverage, depending on the nature of the Services to be rendered under this Agreement, including, without limitation, insurance coverage for fidelity and computer crime, special hazards, electronic data processing and/or cyber/e-commerce liability.
The insurance described above shall be primary and non-contributory with respect to any insurance or self-insurance that may be maintained by either party and shall waive all rights of subrogation against Fannie Mae and its affiliates. The limits required above may be shown as a combination of primary and umbrella coverage. The insurers selected by Contractor shall each have an A.M. Best & Co. rating of not less than “A-” or be otherwise acceptable to Fannie Mae. Contractor shall require its insurers to provide Fannie Mae no less than thirty (30) days’ written notice prior to any modification, cancellation, or non-renewal of the policies. Contractor will cause its insurers to issue Certificates of Insurance, issued by an authorized representative of the insurer, evidencing that the coverage and policy endorsements required under this Agreement are maintained in force.
Contractor shall assure that its subcontractors, if any, maintain insurance coverage as specified in this Section or are endorsed as additional insureds on all required Contractor policies and provide evidence of such upon request by Fannie Mae. If at any time Contractor or any subcontractor, insured or insurance carrier fails to procure or maintain the required insurance, Fannie Mae, at its option, may procure such insurance on behalf of Contractor and Contractor shall reimburse Fannie Mae for the cost of such insurance upon demand.
The minimum limits of coverage described in this Section are not intended, and shall not be construed, to limit any liability or indemnity of Contractor under this Agreement.

22. Injunctive Relief
Contractor understands and agrees that Fannie Mae will suffer irreparable harm if Contractor breaches any of the obligations imposed by Sections 7, 8, 9, 10, 16 or 17 of this Agreement and that monetary damages will be inadequate to compensate Fannie Mae for any such breach. Accordingly, Contractor agrees that, in the event of a breach or threatened breach of any of such provisions, Fannie Mae, in addition to and not in limitation of any other rights, remedies or damages available to Fannie Mae at law or in equity, shall be entitled to preliminary and permanent injunctive relief in order to prevent or restrain any such breach without the necessity of proving irreparable harm or posting bond.
23. No Implied Waiver
No failure to contest a breach of a term, provision, or clause of this Agreement will be deemed to waive or excuse such breach unless such waiver or consent is in writing and executed by a duly authorized representative of each party. Any consent by any party to, or waiver of, a breach by the other, whether express or implied, will not constitute consent to, waiver of, or excuse for any other breach.
24. Governing Law and Severability
This Agreement shall be governed by and construed solely and exclusively in accordance with the laws of the District of Columbia, without reference to or application of its conflicts of law principles. In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid, void or unenforceable by a court with jurisdiction over the parties to this Agreement, such provision shall be deemed to be restated to reflect as nearly as possible the original intention of the parties in accordance with applicable law, and the remainder of this Agreement shall remain in full force and effect.
25. Survival
Neither party shall have any continuing obligations to the other upon the effective date of termination of this Agreement, except that any provisions of this Agreement that contemplate their continuing effectiveness, including, without limitation, Sections 6, 7, 8, 9, 10, 16, 17, and 19 through 27, shall survive termination or expiration of this Agreement for any reason and continue in full force and effect.
26. Jurisdiction and Venue
The parties consent to the jurisdiction and venue of the District of Columbia courts or federal courts sitting in the District of Columbia. The parties agree further that all disputes or controversies that may arise in connection with this Agreement shall be determined exclusively by such courts of the District of Columbia.
27. Entire Agreement
The parties agree that this Agreement, together with all Purchase Orders, Statements of Work and other Exhibits, including any modifications, attachments and documents incorporated by reference, sets forth the entire understanding between Fannie Mae and Contractor and supersedes all prior agreements between them with respect to the subject matter of this Agreement. Any modification to this Agreement must be in writing and signed, by non-electronic means, by authorized representatives of both parties. If requested by Fannie Mae, Contractor will provide written or electronic certification of its compliance with the terms of this Agreement.
If you agree to the terms contained in this letter Agreement, please sign below and on the last page of the Order Form to note your acceptance and return two (2) originals to the Business Point of Contact listed on the Order Form. A fully executed Agreement will be forwarded to you for your files.
Should you have any questions or require additional information, please contact the Business Point of Contact listed on the Order Form.

Very truly yours,
FANNIE MAE
By: /s/ Kathryn Hinton
Name: Kathryn Hinton
Title: Vice President, Corporate Procurement
Date: May 22, 2007
AGREED TO AND ACCEPTED:
CONTRACTOR: THE DUBERSTEIN GROUP
By: /s/ Michael S. Berman
Name: Michael S. Berman
Title: President
Date: May 11, 2007

EXHIBIT 1
STATEMENT OF WORK
This Statement of Work is part of and is governed by the terms of the letter agreement (the “Agreement”) between the undersigned parties with an Effective Date of the 1st day of January, 2007. The Agreement remains in full force and effect, as supplemented or modified by this Statement of Work. Capitalized terms in this Statement of Work shall have the meanings defined in this Statement of Work or in the Agreement. Purchase Orders that are issued in connection with this Statement of Work shall be read together with this Statement of Work and deemed to be Order Forms issued under the Agreement.
1. Effective Date/Term
Contractor began or shall begin performing Services under this Statement of Work on the 1st day of January, 2007 (the “Effective Date” of this Statement of Work). This Statement of Work shall remain in effect until the Statement of Work or the Agreement is terminated, in accordance with the Agreement
2. Points of Contact

Contractor’s Business Point of Contact		Fannie Mae’s Business Point of Contact

Name:	Mr. Michael S. Berman	Name:	Chuck Greener

Title:	President	Title:	Sr. Vice President — Communications

Phone:	(202) 728-1100	Phone:	202-752-2616

Fax:	(202) 728-1123	Fax:

Email:		Email:	Chuck_Greener@FannieMae.com

Address:	The Duberstein Group 2100 Pennsylvania Avenue, NW Suite 500 Washington, DC 20037	Address:	3900 Wisconsin Avenue, NW M/S: 1H-128 Washington, DC 20016-2892

Contractor’s Billing Point of Contact		Fannie Mae’s Billing Point of Contact

Name:	Mr. Michael S. Berman	Name:	Chuck Greener

Title:	President	Title:	Sr. Vice President — Communications

Phone:	(202) 728-1100	Phone:	202-752-2616

Fax:	(202) 728-1123	Fax:

Email:		Email:	Chuck_Greener@FannieMae.com

Address:	The Duberstein Group	Address:	3900 Wisconsin Avenue, NW
	2100 Pennsylvania Avenue, NW		M/S: 1H-128
	Suite 500		Washington, DC 20016-2892
Washington, DC 20037
3. Description of Services and Deliverables:
Contractor shall provide consulting services related to industry and trade issues associated with Fannie Mae. Contractor will not engage in “lobbying contacts” or “lobbying activities” as defined under the Lobbying Disclosure Act of 1995 and will not register as a federal or state lobbyist on behalf of Fannie Mae.
4. Performance Schedule:

Date Services to Begin:	January 1, 2007

Date Services to End:	December 31, 2007

Milestone Dates (if applicable):
Letter Agreement Form 032306

5. Fees for Services — Complete one of the following subsections A, B, or C:

A. Fixed Fee	à	Total Fixed Fee to be Paid: $400,000, payable in quarterly installments of $100,000.00 each.

	à	For clarification, if Contractor is to be compensated based on a fixed fee, Contractor will be responsible for successfully completing the Deliverables and other Services under this Statement of Work for not more than the fixed fee amount listed above (subject to any adjustments to this amount to which Fannie Mae has consented in writing pursuant to Section 1(c) of the Agreement to account for scope changes or additional Services required by Fannie Mae).

	à	If the Fixed Fee is payable in a lump sum, the payment is due upon completion of the Services and Deliverables to Fannie Mae’s reasonable satisfaction.

	à	If the Fixed Fee is payable in installments, payments are due in the following amounts on the following dates or upon completion of the following milestones, subject to Fannie Mae’s acceptance of the related Services and Deliverables:

Installment Amount	Due Date or Milestone Description
$100,000.00/calendar quarter	Billable quarterly in advance during the term of this SOW.

B. Hourly Rate	à	Total Fees Due Shall Not Exceed: $ Not applicable

	à	Hourly Rates shall not exceed the rates per person or per job category listed on the attached rate card.

	à	For clarification, when Fannie Mae issues a Purchase Order or Statement of Work for Services to be rendered on a time and materials basis, unless expressly stated to the contrary in such Purchase Order or Statement of Work, any reference to a total charge or dollar amount for the Services (e.g., an amount set forth in the “Quantity,” “Item Total,” or “Total PO Amount” sections of a Purchase Order) shall be considered to be a non-binding, good faith estimate of the total charges for the Services under such Purchase Order or Statement of Work based on the rates set forth therein, and do not represent a minimum total charge for the Services.

C. Other — If fees are payable on any
basis other than fixed fee or hourly	No other fees or expenses are payable under this SOW.
rates, describe the payment terms here.
6. Ethics and Disclosure — If this Agreement includes services for attempting to influence government action, or any other form of lobbying, then the following are required. Please also see Section 5 of the Agreement

Check If Applicable or indicate “N/A”:	N/A	Federal Lobbying: Contractor will timely provide Fannie Mae the amount of fees and services which are reportable as lobby activities under the Federal Lobby Disclosure Act.

	N/A	State/Local Lobbying: Contractor will not engage in any state or local lobbying requiring registration or disclosure by Contractor or Fannie Mae under a state or local lobby law without such prior approval in a letter signed by Fannie Mae’s Business Point of Contact.
7. Documents Incorporated by Reference — In addition to the documents that are included in the definition of “Agreement,” the following are documents (proposals, marketing materials, etc.) that are incorporated by reference into the Agreement with respect to this Statement of Work. If there are any contradictions or inconsistencies between any such documents and any other terms of the Agreement, the latter shall control:

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8. Other
List here any other special terms agreed to by the parties:
This Statement of Work and the Agreement supersede all prior agreements, representations and understandings between the parties with respect to the subject matter of this Statement of Work.
Agreed to by:

FANNIE MAE		CONTRACTOR: THE DUBERSTEIN GROUP

By:	/s/ Kathryn Hinton	By:	/s/ Michael S. Berman

Name:	Kathryn Hinton	Name:	Michael S. Berman

Title:	Vice President, Corporate Procurement	Title:	President

Date: May 22, 2007		Date: May 11, 2007

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